SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02052886

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 22, 2002

(Commission File No. 001-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Consolidated Earnings Release

Second Quarter 2002
Non-audited

Brasília, August 9th, 2002.









TABLE OF CONTENTS

HIGHLIGHTS OF THE RESULTS 3
CONSOLIDATED INCOME STATEMENT 4
    Table 1: Consolidated Income Statement 4
OPERATING PERFORMANCE 5
  PLANT 5
    Table 2: Plant 5
    Graph 1: Plant 5
    Graph 2: Activations and Cancellations (Thousand) 6
    Graph 3: ADSL Accesses (thousand) 6
  QUALITY GOALS 7
    Table 3: Quality Goals Achieved 7
  TRAFFIC 7
    Table 4: Traffic 7
    Graph 4: DLD Market Share 8
    Graph 5: Fixed-Mobile Minutes Breakdown (Millions) 9
FINANCIAL PERFORMANCE 10
  REVENUES 10
    Table 5: Consolidated Gross Operating Revenue (R$ Million) 10
    Graph 6: Gross Revenue Breakdown 11
    Graph 7: Data Communication Revenues 12
  COSTS AND EXPENSES 14
    Table 6: Consolidated Operating Costs and Expenses 15
    Graph 8: Operating Costs and Expenses Breakdown (Excluding Depreciation) 15
    Graph 8: Operating Costs and Expenses Breakdown (Excluding Depreciation) 16
    Graph 9: LIS/Employee 17
    Graph 10: Losses With Accounts Receivables 18
    Table 7: Gross Accounts Receivable 19
  EBITDA 20
    Table 8: EBITDA Margin – Gains and Losses 20
  FINANCIAL RESULT 21
    Table 9: Consolidated Financial Result 21
  OTHER ITEMS 21
BALANCE SHEET 22
    Table 10: Consolidated Balance Sheet (R$ Million) 22
    Table 11: Holding Company Balance Sheet (R$ Million) 23
INDEBTEDNESS 24
    Table 12: Indebtedness (R$ Thousand) 24
    Table 13: Amortization Schedule for Long Term Debt 25
INVESTMENTS 25
    Table 14: Investment Breakdown (R$ Million) 25
CASH FLOW 26
    Table 15: Consolidated Cash Flow (R$ Thousand) 26
CORPORATE GOVERNANCE 27
STOCK MARKET 28
    Table 16: Stock Performance 28
    Graph 11: Stock Performance in the 2Q02 – Bovespa and NYSE 28
    Table 17: Participation in Indexes 29
SHAREHOLDER STRUCTURE 29
    Table 18: Shareholders Structure 29
RECENT DEVELOPMENTS 30
UPCOMING EVENTS 30
CONTACTS AT INVESTOR RELATIONS 31
CONTACTS AT MEDIA RELATIONS 31



Brasil Telecom Participações S.A.

Brasil Telecom Participações S.A. announces 2Q02 consolidated results

Brasília, August 9, 2002 - **Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP)** announces its consolidated results for the second quarter of 2002 (2Q02). **The result** was elaborated in accordance with CVM Instruction nº 247/96 and **consolidate the performance of Brasil Telecom S.A.**

HIGHLIGHTS OF THE RESULTS

✓ **Plant** – At the end of 2Q02, **Brasil Telecom's installed plant** reached 10,505 thousand lines, stable in comparison to the plant observed at the end of 1Q02. **Lines in service (LIS)** reached 8,940 thousand at the end of 2Q02, 1.0% above 1Q02, contributing for the growth in the **utilization rate**, which reached 85.1% at the end of June, 0.3 p.p. above 1Q02.

✓ **ADSL lines** – At the end of 2Q02, Brasil Telecom reached 101.5 thousand **ADSL lines sold**, a growth of 84,3 thousand lines compared to 2Q01. Comparing to 1Q02, the growth was 55.9%. Considering the number of **ADSL lines installed**, the Company reached 89.8 thousand, which represents the highest **ratio installed/sold** since the beginning of the year: 88.5%.

✓ **Net revenues** in the 2Q02 totaled R$1,737.9 million, a growth of 6.1% in comparison to 1Q02. When compared to 2Q01 net revenues grew 14.0%. **Net revenues/Avg. LIS/Month** grew 4,3% in the 2Q02 to R$65.1.

✓ **Higher market share** – In the 2Q02, Brasil Telecom had 86.4% average market share in the intra-sector DLD segment and 72.8% in the intra-region, representing gains of 1.3 p.p. and 1.6 p.p., respectively, compared to 1Q02 average.

✓ **Data communication revenues** in the 2Q02 reached R$117.2 million, 13.4% above 1Q02, representing 4.9% of total gross revenues. When compared to 2Q01, data communication revenues grew 44.4%.

✓ **Losses with accounts receivable** amounted to R$65.8 million in the 2Q02, representing 2.7% of gross revenues. This ratio represents a drop of 0.2 p.p. in comparison to 1Q02 and can be attributed to the actions implemented by Brasil Telecom targeting the recovery of losses and the reduction of bad debt.

✓ **EBITDA** – In the 2Q02, EBITDA reached R$822.6 million, 12.5% above the R$731.4 million posted in the 1Q02, growth that was fueled by the increase in revenues and costs control. **EBITDA margin** reached 47.3%, increasing 2.7 p.p. compared to 1Q02. **EBITDA/Avg. LIS/Month** reached R$30.8, a growth of 10.6% over 1Q02.

✓ **Consolidated net debt** of R$2,813.9 million in 2Q02, representing a **financial leverage** of 46,3%. **Dollar denominated debt** amounted to R$194.1 million at the end of 2Q02. Brasil Telecom Participações had **hedge** mechanism for 56.5% of that debt, being all debt maturing up to December 2003 hedged against foreign exchange variation. At the end of June, the **debt average cost** was 14.64% and the **average term** was approximately 57 months.

✓ **Productivity** of 1,459 LIS/employee at the end of 2Q02, compared to 1,244 (+17.3%) in 1Q02. The higher productivity ratio in the quarter was a result of the higher number of lines in service combined with a net reduction of 989 employees. During 2Q02, gross employee reduction reached 1,252, generating **lay-off expenses** of R$3.1 million and **unemployment compensation** of R$14.9 million, accounted as personnel expenses.


BrasilTelecom

CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement

R$ Million	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
GROSS REVENUES	**2,104.3**	**2,267.2**	**2,412.2**	**6.4%**	**14.6%**
Local Service	904.7	971.2	976.8	0.6%	8.0%
Public Telephony	96.1	79.3	88.8	12.0%	-7.6%
Long Distance Service	258.4	303.8	354.7	16.8%	37.3%
Fixed-Mobile Calls	450.2	489.0	544.4	11.3%	20.9%
Interconnection	195.1	186.7	195.8	4.9%	0.4%
Lease of Means	50.3	72.2	57.1	-20.8%	13.5%
Data Communication	81.2	103.3	117.2	13.4%	44.4%
Supplementary and Value Added Services	58.5	56.1	70.7	26.1%	20.9%
Other	9.7	5.7	6.6	15.5%	-32.8%
Deductions	(579.3)	(628.6)	(674.3)	7.3%	16.4%
NET REVENUES	**1,524.9**	**1,638.5**	**1,737.9**	**6.1%**	**14.0%**
COSTS & OPERATING EXPENSES	**(999.8)**	**(907.2)**	**(915.3)**	**0.9%**	**-8.4%**
Personnel	(125.3)	(108.5)	(109.9)	1.3%	-12.3%
Materials	(27.8)	(20.8)	(24.6)	18.2%	-11.8%
Subcontracted Services	(263.2)	(264.3)	(279.0)	5.6%	6.0%
Interconnection	(311.4)	(353.8)	(383.6)	8.4%	23.2%
Advertising & Marketing	(30.7)	(31.7)	(23.3)	-26.6%	-24.0%
Provisions & Losses	(124.6)	(83.3)	(74.8)	-10.2%	-40.0%
Lay-offs	(8.6)	-	(3.1)	N/A	-63.6%
Other	(108.2)	(44.8)	(17.0)	-62.0%	-84.3%
EBITDA	**525.2**	**731.4**	**822.6**	**12.5%**	**56.6%**
Depreciation & Amortization	(462.1)	(482.0)	(490.6)	1.8%	6.2%
OPERATING PROFIT BEFORE	**63.1**	**249.3**	**332.0**	**33.2%**	**426.3%**
Financial Results	*(3.6)*	*(107.0)*	*(200.1)*	*87.1%*	*5395.1%*
Financial Revenues	98.8	40.6	97.7	140.7%	-1.1%
Financial Expenses	(102.5)	(120.5)	(167.7)	39.3%	63.7%
Interest on Own Equity	-	(27.1)	(130.1)	380.1%	N/A
OPERATING PROFIT	**59.4**	**142.4**	**131.9**	**-7.4%**	**121.9%**
Non-Operating Revenues/Expenses	(0.9)	(21.3)	(55.3)	160.0%	5985.4%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	30.1	9.7	(24.3)	N/A	N/A
EARNINGS BEFORE INCOME TAXES AND SOCIAL CONTRIBUTION	**58.5**	**121.1**	**76.6**	**-36.8%**	**30.8%**
Income Tax and Social Contribution	(3.8)	(44.4)	(43.3)	-2.6%	1034.3%
EARNINGS BEFORE PROFIT SHARING	**54.7**	**76.7**	**33.3**	**-56.6%**	**-39.2%**
Profit Sharing	(19.9)	(11.0)	(9.4)	-14.3%	-52.8%
Minority Interest	11.5	(21.7)	(31.4)	44.7%	N/A
EARNINGS BEFORE REVERSION OF INTEREST ON OWN EQUITY	**46.3**	**44.0**	**(7.5)**	**N/A**	**N/A**
Reversion of Interest on Own Equity	-	27.1	130.1	380.1%	N/A
NET EARNINGS	**46.3**	**71.1**	**122.6**	**72.4%**	**164.5%**
Goodwill Amortization	31.0	31.0	31.0	0.0%	0.0%
NET EARNINGS BEFORE GOODWILL AMORTIZATION	**77.3**	**102.1**	**153.6**	**50.4%**	**98.6%**
Net Earnings/(Losses)/1,000 shares - R$	0.13	0.20	0.35	70.5%	161.6%
Net Earnings/(Losses)/ADR - US$	0.29	0.44	0.61	39.3%	112.5%



OPERATING PERFORMANCE

PLANT

Table 2: Plant

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Month
Lines Installed (Thous.)	9.838	10.442	10.505	0,6%	6,8%
Additional Lines Installed (Thous.)	457	427	63	-85,3%	-86,2%
Lines in Service - LIS (Thous.)	8.211	8.855	8.940	1,0%	8,9%
Residential	*5.921*	*6.489*	*6.529*	*0,6%*	*10,3%*
Non-Residential	*1.520*	*1.538*	*1.530*	*-0,5%*	*0,7%*
Other (Including PBX)	*770*	*828*	*881*	*6,4%*	*14,4%*
Additional LIS (Thous.)	395	217	85	-60,8%	-78,5%
Average LIS (Thous.)	8.013	8.746	8.897	1,7%	11,0%
LIS/100 Inhab.	20,7	22,0	22,0	0,4%	6,7%
Utilization Rate	83,5%	84,8%	85,1%	0,3 p.p.	1,6 p.p.
Public Telephones (Thous.)	260,2	290,3	290,6	0,1%	11,7%
Public Telephones/1,000 Inhab.	6,5	7,2	7,2	-0,4%	9,5%
Public Telephones/100 Lines Installed	2,64	2,78	2,77	-0,5%	4,6%
Digitization Rate (%)	96,0%	98,3%	98,7%	0,4 p.p.	2,7 p.p.

Additional Lines Installed

The addition of 63 thousand lines installed in 2Q02, compared to 427 thousand in the previous quarter, is due to the fact that, **in the 1Q02 Brasil Telecom concentrated its efforts in increasing the capillarity of its network,** necessary to meet the current parameters defined in the Concession Contract of Universalization Goals (PGMU): activation of lines within a maximum of 4 weeks and change of address within the maximum of 3 days. The future growth of the plant installed will depend on demand attendance and on meeting universalization and quality goals, established in the concession contracts, **considering that since December 2001 there was no waiting list. At the end of June, Brasil Telecom had 40.3 thousand ongoing orders.**

Graph 1: Plant





BrasilTelecom

Additional Lines in Service

The 85 thousand additional lines in service resulted from the 490 thousand new lines activated (-8.9% compared to 1Q02) **combined with the 405 thousand lines cancelled** (+26.2% compared to 1Q02) **during 2Q02.**

Graph 2: Activations and Cancellations (Thousand)



■ Gross Additions   ■ Cancellations

ADSL

At the end of the 2Q02, **Brasil Telecom reached the mark of 101.5 thousand ADSL accesses sold,** which represented **an increase of 55.9% in relation to the 1Q02.** Therefore, Brasil Telecom became **the number two broadband operator in Latin America.**

Graph 3: ADSL Accesses (thousand)



■ Sold   ■ Installed   —Installed/Sold


BrasilTelecom

QUALITY GOALS

Table 3: Quality Goals Achieved



Quality Goals

In the months of May and June 2002, Brasil Telecom met all 35 quality goals. In the month of April, the Company did not meet two goals:

- Address change in up to 24 hours for non-residential customers – due to the implementation of a new Activities Management System in the Rio Grande do Sul branch.

- Public Utilities Service Providers Repair Response in up to 2 hours – due to failure on the Tropico RA switch in Aquidauana, in the Mato Grosso do Sul branch, which occurred due to loss of signal between processors.

TRAFFIC

Table 4: Traffic

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Month
Billed Local Pulses (Million)	3,455	3,153	3,425	8.6%	-0.9%
DLD Minutes (Million)	1,399	1,646	1,923	16.8%	37.4%
Fixed-Mobile Minutes (Million)	961	1,023	1,086	6.2%	13.1%
Billed Pulses/Avg LIS/Month	143.7	120.2	128.3	6.8%	-10.7%
DLD Minutes/Avg LIS/Month	58.2	62.7	72.0	14.8%	23.8%
Fixed-Mobile Minutes/Avg LIS/Month	40.0	39.0	40.7	4.4%	1.8%
Local Minutes+DLD/Avg LIS/Month	342.7	317.6	324.3	2.1%	-5.4%

Billed Local Pulses **The increase of 8.6%, in the 2Q02, in comparison to the 1Q02, is due mainly to the higher average lines in service, to the greater number of business days considered in the quarter and to the seasonal effect of the 1Q02** (reduced traffic due to vacations).



DLD Traffic

The 16.8% increase in DLD traffic in the 2Q02 is attributed to the result of the advertising campaigns to the higher average lines in service and to the greater number of business days.

Brasil Telecom launched two advertising campaigns during the 2Q02, with the goal of promoting the carrier selection code – "CSP 14". The first campaign, which occurred in the beginning of the quarter, reinforced the attribute "it's from here". The second campaign, which occurred in the end of the quarter, concentrated in regaining and strengthening the image of the 14 as the "code from here", in order to protect the market share of the company, while anticipating the entrance of new competitors.

The success obtained by the advertising campaigns can be verified by the increase of 1.6 p.p. and 1.3 p.p. in the intra-region and intra-sector market shares respectively, in the 2Q02.

Graph 4: DLD Market Share



Fixed-Mobile Traffic

The fixed-mobile traffic increased 6.2% in the 2Q02 over the 1Q02, due to the higher average lines in service and to the greater number of business days.


BrasilTelecom

Graph 5: Fixed-Mobile Minutes Breakdown (Millions)

	2Q01	3Q01	4Q01	1Q02	2Q02
VC-3	9	10	10	10	12
VC-2	66	73	74	74	95
VC-1	886	903	990	938	979
Fixed-Mobile Minutes/Avg LIS/Month (right axis)	40.0	39.6	42.1	39.0	40.7

■ VC-1   ■ VC-2   ■ VC-3   ◆ Fixed-Mobile Minutes/Avg LIS/Month (right axis)

BrTurbo Portal

BrT Servicos de Internet S.A. – BrTSI, a wholly owned subsidiary of Brasil Telecom, launched the BrTurbo Portal, an Internet Service Provider specialized in broadband content. The Brturbo client has additional e-mail accounts and 150MB of disc space to host files such as videos, music, pictures, photographs, personal folders and html pages. **At the end of the 2Q02, Brturbo had 56 thousand subscribers, out of which 35 thousand were Brasil Telecom's ADSL clients.**

The traffic generated by the portal corresponds to 50% of all IP traffic of Brasil Telecom's network. Out of that traffic, 65% are generated by users located outside Region II, proving the quality of the portal's content.

The content's quality is crucial, since it avoids the increase in costs from the use of other operators' band. Each time that a user gets content outside Brasil Telecom's network, the company needs another operator to carry this IP traffic.

iBEST

With the objective of incrementing the traffic in the Brasil Telecom network, the BrTSI subsidiary established a commercial partnership with iBEST, a portal that offers free internet access, acquiring a minority stake of approximately 13% of the total capital of the Portal. **In May 2002, BrTSI exercised the purchase option of the portal's control, increasing its stake to 71.6% of the voting capital and 43.5% of the total capital.**

At the end of the 2Q02, the iBEST Portal had 1.3 million registered users, of which 782 thousand were added in the 2Q02. In the 2Q02, the Portal recorded a total of approximately 1 billion minutes of connection.



FINANCIAL PERFORMANCE

REVENUES

Brasil Telecom's strategy to diversify products and services by means of innovative solutions, mainly in data communications and value-added services, was verified during the 2Q02, with the launching of VPN Simples, a pioneer product offered by BrTSI.

The service, activated on April 2, 2002, permits the interconnection of addresses in different locations of the country or of the world, using any telecommunications operator that offers ADSL lines.

Table 5: Consolidated Gross Operating Revenue (R$ Million)

R$ Million	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
GROSS REVENUES	**2,104.3**	**2,267.2**	**2,412.2**	**6.4%**	**14.6%**
Local Service	904.7	971.2	976.8	0.6%	8.0%
Installation	23.4	11.1	8.6	-22.0%	-63.1%
Basic Subscription	508.2	629.7	616.6	-2.1%	21.3%
Measured Service	341.3	302.2	321.1	6.3%	-5.9%
Lease of Lines	2.2	1.9	1.5	-21.5%	-30.8%
Other	29.7	26.4	28.9	9.7%	-2.5%
Public Telephony	96.1	79.3	88.8	12.0%	-7.6%
Long Distance Service	258.4	303.8	354.7	16.8%	37.3%
Intra-Sector	193.2	229.5	270.2	17.7%	39.9%
Intra-Region	65.1	74.1	84.3	13.8%	29.5%
Fixed-Mobile Calls	450.2	489.0	544.4	11.3%	20.9%
VC1	389.4	413.6	450.0	8.8%	15.6%
VC2	53.2	64.9	82.9	27.7%	55.7%
VC3	7.5	10.4	11.5	10.4%	53.0%
Interconnection	195.1	186.7	195.8	4.9%	0.4%
Fixed - Fixed	153.1	143.8	152.5	6.1%	-0.4%
Cellular - Fixed	42.0	42.9	43.3	0.9%	3.0%
Lease of Means	50.3	72.2	57.1	-20.8%	13.5%
Data Communication	81.2	103.3	117.2	13.4%	44.4%
Supplementary and Value Added Services	58.5	56.1	70.7	26.1%	20.9%
Other	9.7	5.7	6.6	15.5%	-32.8%
Deductions	(579.3)	(628.6)	(674.3)	7.3%	16.4%
NET REVENUES	**1,524.9**	**1,638.5**	**1,737.9**	**6.1%**	**14.0%**



BrasilTelecom

Graph 6: Gross Revenue Breakdown



1Q02	2Q02
R$2,267 Million	R$2,412 Million

Local Services

Line installation revenue totaled R$8.6 million in 2Q02, resulting from a decrease in the number of installations billed in the quarter. During the 2Q02, 490 thousand lines were activated. When considering the installation revenue, the 135 thousand address changes and the 102 thousand alternative plans that waive the installation fee must be excluded. Therefore, **253 thousand installations generated revenue in the 2Q02, compared to 376 thousand in the 1Q02.**

Basic subscription revenue reached R$616.6 million in the quarter, compared to R$629.7 million in 1Q02. This variation is explained by the growth of 0.7% in the average lines in service (excluding the promotional plans which waive or discount the basic subscription) combined with a drop of 2.8% in the value of the basic subscription per average line in service.

Measured service revenue reached R$321.1 million in 2Q02, a growth of 6.3% compared to 1Q02, reflecting the increase of 8.6% on the billed local pulses.

Revenues from other local services were derived from address change – R$10.1 million, local collect calls – R$16.0 million and rural telephony – R$2.8 million, which grew in the 2Q02 7.8%, 12.1% and 2.9% respectively.

Public Telephony

Revenue from public telephony grew 12.0% in the quarter, totaling R$88.8 million. **This growth reflects an increase of 9.1% in credits sold during the quarter**, which reached 1,554 million.

DLD

The growth of 16.8% in revenue from DLD calls during the 2Q02 is explained by the growth of 16.8% in the long distance traffic. It is important to note that the readjustment in DLD tariffs, authorized by Anatel, became effective on June 28th and 29th of 2002 (depending on the branch); therefore, it did not impact the 2Q02 revenue.



Brasil Telecom

Fixed-Mobile

Fixed-mobile revenues grew 11.3% in the 2Q02, totaling R$544.4 million. The growth is **a result of greater fixed-mobile traffic in the quarter (+6.2%) combined with the average readjustment of 9.9% in VC-1 tariff and of 8.8% in VC-2 and VC-3 tariffs,** which became effective on February 1st 2002.

Interconnection

Interconnection revenue showed a growth of 4.9% in the quarter. It is important to mention that the 2Q02 revenue includes R$5.5 million relative to the 1Q02 revenue. Excluding this effect, interconnection revenue dropped 1.0%, reflecting the increase of Brasil Telecom's market share in DLD.

Lease of Means

Lease of means revenue reached R$57.1 million in 2Q02, compared to R$72.2 million in the previous quarter, reflecting a drop of 7.7% in the number of leased circuits, combined with a drop of 14.3% in the average price per leased circuit.

Data Communication

Data communications revenue reached R$117.2 million in the quarter, growing 13.4% in comparison to the 1Q02. The improved performance in the quarter is a result of the growth of:

- **63.9% in the number of ADSL** in service, to 89.8 thousand;
- **58.0% in the number of *Dialnet* accesses** billed;
- **23.7% in the number of *Frame Relays*** in service;
- **2.4% in the number of SLDD lines** in service; and
- **24.9% in the number of IP accesses** commercialized;

Graph 7: Data Communication Revenues



Data Communication Revenues   % of Gross Revenues



BrasilTelecom

Supplementary and Value-Added Services	Revenue from supplementary and value-added services grew **26.1% in the 2Q02** to R$ 70.7 million, reflecting, mainly, the **growth of 47.1% in revenue from DDG 0800,** which reached R$33.1 million in the quarter.
	The **number of intelligent services activated,** which includes the Virtual Voice Mail, Follow-me, Call Waiting, Caller ID, among others, **reached 3.7 million in the end of the 2Q02,** stable in comparison to the end of march. Considering the number of lines in service in Brasil Telecom which have at least one intelligent service activated, the **penetration of this type of service was 26.3% in the end of June,** the same penetration registered in March.
Net Revenue/Avg. LIS/month	The net revenue/Avg. LIS/month reached R$65.1 in 2Q02, a growth of 4.3% in comparison to the 1Q02.



BrasilTelecom

COSTS AND EXPENSES

As a percentage of net revenues, operating costs and expenses registered a drop of 15.0 p.p., when compared to the 2Q01, and of 3.9 p.p. when compared to the 1Q02.

The evolution of these costs is influenced by variables as scale (distribution of fixed costs over the plant) and dispersion of the market (distribution of the population in the geographic area in which the services are rendered).

Despite the external factors, Brasil Telecom has been strongly working on the variables it can influence.

At the end of June, Brasil Telecom implemented an internal campaign, in which the main objective is to incorporate a permanent attitude of cost reduction and waste elimination in the daily routine of each employee. During 2Q02, it was observed a 11.7% drop in materials expenses (excluding materials accounted as costs of services), which reached R$1.2 million in the quarter.

Additionally, Brasil Telecom renegotiated its external plant maintenance contracts and initiated the renegotiations with contractors and suppliers of the internal plant maintenance contracts and of the call centers.

Operating Costs and Expenses

Operating costs and expenses (including depreciation) totalled R$1,405.9 million in 2Q02, an increase of R$16.7 million compared to the previous quarter. **However, operating costs and expenses as a percentage of net revenues dropped to 80.9% in the quarter, compared to the 84.8% observed in 1Q02.**

Operating costs and expenses/Avg. LIS/month was R$52.7 in 2Q02, compared to the R$52.9 observed in the 1Q02.

Cash Cost

The cash cost (operating costs and expenses, excluding depreciation and amortization) reached R$915.3 million in the 2Q02, practically stable compared to the 1Q02.

The cash cost/Avg LIS/month was R$34.3 in the 2Q02, a drop compared to the R$34.6 observed in the 1Q02.



Table 6: Consolidated Operating Costs and Expenses

R$ Million	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
NET REVENUES	1,524.9	1,638.5	1,737.9	6.1%	14.0%
Costs	*(1,021.0)*	*(1,046.7)*	*(1,108.4)*	*5.9%*	*8.6%*
Personnel	(48.1)	(41.7)	(45.5)	9.0%	-5.6%
Materials	(24.7)	(19.4)	(23.3)	20.3%	-5.4%
Subcontracted Services	(450.0)	(471.4)	(512.2)	8.7%	13.8%
Interconnection	(311.4)	(353.8)	(383.6)	8.4%	23.2%
Other	(138.6)	(117.6)	(128.6)	9.4%	-7.2%
Depreciation and Amortization	(449.6)	(464.5)	(470.7)	1.3%	4.7%
Other	(48.6)	(49.7)	(56.7)	14.1%	16.6%
GROSS PROFIT	503.9	591.9	629.6	6.4%	24.9%
Sales Expenses	*(104.6)*	*(115.7)*	*(118.7)*	*2.6%*	*13.5%*
Personnel	(36.2)	(24.4)	(27.5)	12.7%	-24.2%
Materials	(1.4)	(0.4)	(0.3)	-16.8%	-79.7%
Subcontracted Services	(65.0)	(87.9)	(85.7)	-2.5%	31.9%
Advertising and Marketing	(30.7)	(31.7)	(23.3)	-26.6%	-24.0%
Other	(34.3)	(56.1)	(62.4)	11.2%	82.0%
Depreciation and Amortization	(1.3)	(1.0)	(0.9)	-5.0%	-28.9%
Other	(0.7)	(2.2)	(4.3)	98.7%	541.7%
General and Administrative Expenses	*(106.5)*	*(125.0)*	*(114.3)*	*-8.6%*	*7.3%*
Personnel	(33.1)	(37.2)	(31.2)	-16.1%	-5.6%
Materials	(1.5)	(0.7)	(0.6)	-14.8%	-58.4%
Subcontracted Services	(65.5)	(78.7)	(77.0)	-2.2%	17.5%
Depreciation and Amortization	(3.5)	(4.2)	(4.3)	2.6%	21.1%
Other	(3.0)	(4.2)	(1.2)	-70.7%	-58.3%
Information Technology	*(48.0)*	*(44.7)*	*(48.5)*	*8.6%*	*1.1%*
Personnel	(7.8)	(5.2)	(5.7)	10.0%	-26.7%
Materials	(0.2)	(0.3)	(0.3)	3.0%	37.4%
Subcontracted Services	(24.8)	(11.9)	(11.0)	-7.0%	-55.5%
Depreciation and Amortization	(7.6)	(12.4)	(14.8)	19.3%	93.9%
Other	(7.6)	(14.9)	(16.7)	11.7%	120.8%
Provisions and Losses	*(124.6)*	*(83.3)*	*(74.8)*	*-10.2%*	*-40.0%*
Doubtful Accounts	(127.4)	(65.1)	(65.8)	1.0%	-48.3%
Contingencies	2.8	(18.1)	(8.9)	-50.8%	N/A
Lay-Offs	*(8.6)*	*-*	*(3.1)*	*N/A*	*-63.6%*
Other Operating Expenses/Revenues	*(48.5)*	*26.2*	*61.9*	*136.4%*	*N/A*
OPERATING PROFIT BEFORE FINANCIAL RESULTS	**63.1**	**249.3**	**332.0**	**33.2%**	**426.3%**
(+) Depreciation & Amortization	(462.1)	(482.0)	(490.6)	1.8%	6.2%
(=) EBITDA	525.2	731.4	822.6	12.5%	56.6%
EBITDA Margin	34.4%	44.6%	47.3%	2.7 p.p.	12.9 p.p.

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
Costs & Operating Expenses	*(999.8)*	*(907.2)*	*(915.3)*	*0.9%*	*-8.4%*
Personnel	(125.3)	(108.5)	(109.9)	1.3%	-12.3%
Materials	(27.8)	(20.8)	(24.6)	18.2%	-11.8%
Subcontracted Services	(263.2)	(264.3)	(279.0)	5.6%	6.0%
Interconnection	(311.4)	(353.8)	(383.6)	8.4%	23.2%
Advertising & Marketing	(30.7)	(31.7)	(23.3)	-26.6%	-24.0%
Provisions & Losses	(124.6)	(83.3)	(74.8)	-10.2%	-40.0%
Lay-offs	(8.6)	-	(3.1)	N/A	-63.6%
Other	(108.2)	(44.8)	(17.0)	-62.0%	-84.3%
EBITDA	525.2	731.4	822.6	12.5%	56.6%



BrasilTelecom

Graph 8: Operating Costs and Expenses Breakdown (Excluding Depreciation)

1Q02
R$907 Million

2Q02
R$915 Million



Net reduction of 989 employees in the quarter	**Brasil Telecom Participações' payroll had a total of 6,129 employees in the end of June 2002,** compared to 7,118 in the end of March. The net reduction of 989 employees is the result of 1,252 dismissals and 263 admissions in the quarter.
Personnel	**Personnel costs and expenses reached R$109.9 million in the 2Q02,** 1.3% above the total registered for 1Q02. The increase is explained by the fact that in the costs for this quarter, approximately R$14.9 million are related to unemployment compensation, as a result of the reduction in the number of employees.
	Excluding compensations from the total, personnel costs and expenses were of R$95.0 million, representing a reduction of 12.4%, or R$13.5 million, in the 2Q02, compared to R$108.5 million in the 1Q02.
Productivity	Brasil Telecom Participações reached a productivity ratio of 1,459 LIS/employee in the 2Q02, **representing an increase of 17.3% over that presented in the 1Q02**. This improved performance is a reflex of the net reduction of 989 employees in the quarter, together with a growth of 1.0% of the network in service.


BrasilTelecom

Graph 9: LIS/Employee

Employees — 2Q01: 10,443; 3Q01: 9,454; 4Q01: 7,890; 1Q02: 7,118; 2Q02: 6,129
Lines in Service — 2Q01: 8,211; 3Q01: 8,368; 4Q01: 8,638; 1Q02: 8,855; 2Q02: 8,940
LIS/Employee — 2Q01: 786; 3Q01: 885; 4Q01: 1,095; 1Q02: 1,244; 2Q02: 1,459

■ Employees   ■ Lines in Service   ◆ LIS/Employee

Materials	Material costs and expenses reached R$24.6 million in the 2Q02, representing an increase of 18.2% over the costs and expenses in the 1Q02, which is explained, basically, by higher costs with material for telephone cards.

Materials

Material costs and expenses reached R$24.6 million in the 2Q02, representing an increase of 18.2% over the costs and expenses in the 1Q02, which is explained, basically, by higher costs with material for telephone cards.

Subcontracted Services

Subcontracted services costs and expenses, excluding interconnection and advertising & marketing, **reached R$279.0 million in the 2Q02,** representing an increase of 5.6% compared to the 1Q02. **However, as a percentage of net revenues, subcontracted services costs and expenses dropped to 16.1%, stable when compared to the 1Q02.** When compared to the 2Q01, this percentage dropped by 1.2 p.p.

Contracts Renegotiations

Continuing its cost reduction program, Brasil Telecom renegotiated the external plant maintenance contracts with suppliers and contractors.

The new contracts, valid as of August 1st, present a 15% reduction in comparison to the old ones. **This represents a monthly cost reduction of approximately R$3.0 million, resulting from the drop of 9.5% in maintenance cost per individual access and 24% per public telephone.**

Interconnection

Interconnection costs totaled R$383.6 million in the 2Q02, an increase of 8.4% compared to the costs registered in the previous quarter. **Of the total costs with interconnection, R$360.6 million refer to fixed-mobile interconnection costs (R$329.5 million in the 1Q02)** and R$23.0 million to fixed-fixed interconnection (R$24.3 million in the 1Q02).

The increase of 9.4% in the fixed-mobile interconnection costs is explained by the following factors:



BrasilTelecom

- Growth of 6.2% in fixed-mobile traffic in the 2Q02, and
- Readjustment of 10.1%, on April 1st, of the TU-M practiced by Tele Centro Oeste Celular.

Losses with Accounts Receivable/Gross Operating Revenue drops to 2.7%

The losses with accounts receivable reached R$65.8 million in the 2Q02, stable when compared to those registered in the 1Q02 (R$65.1 million). This stability may be credited to several actions implemented by Brasil Telecom, of which we note:

- Average of 47 thousand tele-notices/day throughout the 2Q02;
- At the end of June, 60 thousand pre-paid phones had been sold to customers that have credit problems. Such phones are available only in idle switches and are not object of marketing campaigns;
- Complete training of the entire staff involved with tele-collection; and
- Campaigns with the goal of encouraging the payment of overdue bills.

The actions implemented, in conjunction with the growing revenue in the period, **led to a reduction in the Losses with Accounts Receivable/Gross Operating Revenue to 2.7% in the 2Q02, compared to 2.9% in the 1Q02.**

Graph 10: Losses With Accounts Receivables



Effective Losses (R$ Million)   Provision for Doubtful Accounts Variation (R$ Million)   Bad Debt/Gross Revenues

Effective Losses

The effective losses totaled R$62.0 million in the 2Q02, compared to R$59.6 million in the 1Q02 (+4.0%). Therefore, the losses represented 2.6% of gross revenue in the 2Q02.

Deducting the provision for doubtful accounts of R$152.9 million, Brasil Telecom's net account receivable totaled R$1,385.4 million at the end of June 2002.


BrasilTelecom

Table 7: Gross Accounts Receivable

	Jun/01	Set/01	Dez/01	Mar/02	Jun/02
Total (R$ Million)	1,221.7	1,308.4	1,374.5	1,478.2	1,538.3
Due	61.9%	58.0%	56.5%	56.3%	57.7%
Overdue (up to 30 days)	17.0%	20.3%	20.9%	18.3%	18.1%
Overdue (between 31-60 days)	7.0%	6.8%	7.8%	9.1%	7.3%
Overdue (between 61-90 days)	3.8%	4.6%	4.7%	4.7%	4.4%
Overdue (over 90 days)	10.3%	10.2%	10.0%	11.6%	12.5%

Lay-off Expenses

Lay-off expenses reached R$3.1 million in the 2Q02.

Other Operating Costs and Expenses/Revenues

Other operating costs and expenses/revenues totaled R$17.0 million in the 2Q02, **a drop of 62.0% compared to 1T02**.

In the 2Q02, **Brasil Telecom Participações had R$61.9 million of other operating revenues,** mainly composed of:

- **Expense recovery in the amount of R$17.4 million, relative to** *Fundação Sistel de Seguridade Social* **(Sistel Pension Fund)**, resulting from a recovery of a part of the expenses related to the defined contribution retirement plan, derived from the amnesty of the legal increment due to the adhesion to *Regime Especial de Tributação (RET) - Medida Provisória # 2,222/01*. This revenue corresponds to exceeding resources from the defined contribution retirement plan, managed by Sistel;
- **Revenues from billing and collections** which totaled R$4.0 million in the period, 41.1% over the 1Q02;
- **Revenues from advertisement in telephone directory,** totaling R$1.6 million.



EBITDA

Table 8: EBITDA Margin – Gains and Losses

R$ Million	1Q02	Vertical	2Q02	Vertical	Impact EBITDA
NET REVENUES	1,638.5	100.0%	1,737.9	100.0%	
Costs	*(582.1)*	*-35.5%*	*(637.7)*	*-36.7%*	*-1.2 p.p.*
Personnel	(41.7)	-2.5%	(45.5)	-2.6%	-0.1 p.p.
Materials	(19.4)	-1.2%	(23.3)	-1.3%	-0.2 p.p.
Subcontracted Services	(471.4)	-28.8%	(512.2)	-29.5%	-0.7 p.p.
Interconnection	(353.8)	-21.6%	(383.6)	-22.1%	-0.5 p.p.
Other	(117.6)	-7.2%	(128.6)	-7.4%	-0.2 p.p.
Other	(49.7)	-3.0%	(56.7)	-3.3%	-0.2 p.p.
Sales Expenses	*(114.7)*	*-7.0%*	*(117.8)*	*-6.8%*	*0.2 p.p.*
Personnel	(24.4)	-1.5%	(27.5)	-1.6%	-0.1 p.p.
Materials	(0.4)	0.0%	(0.3)	0.0%	0.0 p.p.
Subcontracted Services	(87.9)	-5.4%	(85.7)	-4.9%	0.4 p.p.
Advertising and Marketing	(31.7)	-1.9%	(23.3)	-1.3%	0.6 p.p.
Other	(56.1)	-3.4%	(62.4)	-3.6%	-0.2 p.p.
Other	(2.2)	-0.1%	(4.3)	-0.2%	-0.1 p.p.
General and Administrative Expenses	*(120.9)*	*-7.4%*	*(110.0)*	*-6.3%*	*1.0 p.p.*
Personnel	(37.2)	-2.3%	(31.2)	-1.8%	0.5 p.p.
Materials	(0.7)	0.0%	(0.6)	0.0%	0.0 p.p.
Subcontracted Services	(78.7)	-4.8%	(77.0)	-4.4%	0.4 p.p.
Other	(4.2)	-0.3%	(1.2)	-0.1%	0.2 p.p.
Information Technology	*(32.3)*	*-2.0%*	*(33.8)*	*-1.9%*	*0.0 p.p.*
Personnel	(5.2)	-0.3%	(5.7)	-0.3%	0.0 p.p.
Materials	(0.3)	0.0%	(0.3)	0.0%	0.0 p.p.
Subcontracted Services	(11.9)	-0.7%	(11.0)	-0.6%	0.1 p.p.
Other	(14.9)	-0.9%	(16.7)	-1.0%	0.0 p.p.
Provisions and Losses	*(83.3)*	*-5.1%*	*(74.8)*	*-4.3%*	*0.8 p.p.*
Doubtful Accounts	(65.1)	-4.0%	(65.8)	-3.8%	0.2 p.p.
Contingencies	(18.1)	-1.1%	(8.9)	-0.5%	0.6 p.p.
Lay-Offs	*-*	*0.0%*	*(3.1)*	*-0.2%*	*-0.2 p.p.*
Other Operating Expenses/Revenues	*26.2*	*1.6%*	*61.9*	*3.6%*	*2.0 p.p.*
EBITDA	731.4	44.6%	822.6	47.3%	2.7 p.p.

R$ Million	1Q02	Vertical	2Q02	Vertical	Impact EBITDA
Operating Costs/Expenses[1]	**(907.2)**	**-55.4%**	**(915.3)**	**-52.7%**	**2.7 p.p.**
Personnel	(108.5)	-6.6%	(109.9)	-6.3%	0.3 p.p.
Materials	(20.8)	-1.3%	(24.6)	-1.4%	-0.1 p.p.
Subcontracted Services	(264.3)	-16.1%	(279.0)	-16.1%	0.1 p.p.
Interconnection	(353.8)	-21.6%	(383.6)	-22.1%	-0.5 p.p.
Advertising and Marketing	(31.7)	-1.9%	(23.3)	-1.3%	0.6 p.p.
Doubtful Accounts	(65.1)	-4.0%	(65.8)	-3.8%	0.2 p.p.
Other + Lay-Offs	(63.0)	-3.8%	(29.1)	-1.7%	2.2 p.p.
EBITDA	731.4	44.6%	822.6	47.3%	2.7 p.p.

[1] Excluding depreciation and amortization.

EBITDA totaled R$823 million in the 2Q02	**Brasil Telecom Participações' EBITDA reached R$822.6 million in the 2Q02, surpassing in R$91.2 million that obtained in the 1Q02, representing a growth of 12.5%.**
EBITDA Margin	**In the 2Q02, EBITDA margin reached 47.3%, an increase of 2.7 p.p. compared to the previous quarter.**
	In the 1H02, EBITDA margin reached 46.0%, an increase of 7.3 p.p. compared to 1H01.


BrasilTelecom

Adjusted EBITDA Margin	Adjusting EBITDA by: (i) provisions for contingencies of R$8.9 million, (ii) lay-off expenses of R$14.9 million, (iii) Sistel expenses recovery of R$17.4 million and (iv) lay-off expenses of R$3.1 million, **EBITDA totaled R$832.2 million, 11.0% higher than the one registered in the 1Q02**. Calculating the EBITDA margin by using the adjusted EBITDA, **adjusted EBITDA margin reached 47.9% in the 2Q02**.	
EBITDA/Avg. LIS/month	**In the 2Q02, EBITDA/Avg. LIS/month reached R$30.8, or 10.6% above the R$27.9 million registered in the 1Q02.**	

FINANCIAL RESULT

Table 9: Consolidated Financial Result

R$ million	1Q02	2Q02	Δ
Financial Revenue	**40.6**	**97.7**	**140.7%**
Local Currency	36.8	51.1	39.0%
Foreign Currency	3.8	46.6	1125.4%
Financial Expense	**(147.6)**	**(297.8)**	**101.8%**
Local Currency	(108.6)	(117.9)	8.6%
Foreign Currency	(11.9)	(49.8)	318.8%
Interest on Shareholders' Eq	(27.1)	(130.1)	380.1%
Financial Result	**(107.0)**	**(200.1)**	**87.1%**

Financial Revenue	**In the 2Q02, the financial revenue in local currency grew 39.0%, reaching R$51.1 million**. This growth is due to higher interests from a larger average cash position during the quarter. **In the 2Q02, the financial revenue in foreign currency was R$46.6 million,** reflecting the maturing of swap contracts during the quarter.
Financial Expenses	In the 2Q02, **the financial expenses in foreign currency** reached R$49.8 million. The greater expense in the quarter reflects the foreign exchange variation due to a larger average exchange rate during the period.
Interest on Shareholders' Equity	**The Interest on Shareholders' Equity of R$130.1 million in the 2Q02,** accounted for as financial expense, **refers to the credit and payment of R$116.0 million related to the fiscal year 2002**, approved in the Brasil Telecom Participações S.A. Board of Director's Meeting, which took place on June 24, 2002, **combined with Minority Interest of approximately 34.5% over the Interest on Shareholders' Equity of R$40.0 million, credited by Brasil Telecom S.A. in the 2Q02.**

OTHER ITEMS

Amortization of Reconstituted Goodwill	**In the 2Q02, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from the CRT acquisition** (which has no impact on cash flow), accounted for as non-operating expenses.



BALANCE SHEET

Table 10: Consolidated Balance Sheet (R$ Million)

	Jun/02	Mar/02
CURRENT ASSETS	**2,814.6**	**2,398.4**
Cash and Equivalents	757.0	418.9
Accounts Receivables (Net)	1,385.4	1,329.1
Recoverable Taxes	455.5	433.4
Ohter Recoverable Amounts	168.4	150.1
Iventory	4.1	4.9
Other	44.2	61.9
LONG TERM ASSETS	**1,409.7**	**1,388.4**
Loans and Financing	124.3	101.1
Deferred and Recoverable Taxes	893.9	910.3
Other	391.6	377.0
PERMANENT ASSETS	**10,766.9**	**10,910.5**
Investment (Net)	110.7	109.6
Property, Plant and Equipment (Net)	10,114.6	10,249.7
Property, Plant and Equipment (Gross)	23,366.6	23,095.6
Accumulated Depreciation	(13,252.0)	(12,845.9)
Deffered Assets (Net)	541.6	551.2
TOTAL ASSETS	**14,991.2**	**14,697.3**
CURRENT LIABILITIES	**2,317.5**	**2,588.1**
Loans and Financing	500.7	528.9
Suppliers	914.9	1,112.2
Taxes and Contributions	318.2	313.8
Dividends Payable	227.5	274.5
Provisions	96.7	101.8
Salaries and Benefits	86.0	93.5
Consignment for Third Parties	98.3	81.1
Other	75.2	82.3
LONG TERM LIABILITIES	**4,229.7**	**3,720.2**
Loans and Financing	3,070.3	2,616.9
Provisions	783.7	776.3
Other	375.7	327.0
DEFERRED INCOME	**10.1**	**10.5**
MINORITY INTEREST	**2,345.1**	**2,297.0**
SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION	**6,088.8**	**6,081.5**
Capital Stock	2,257.6	2,257.6
Capital Reserves	385.5	385.5
Profit Reserves	1,309.6	1,309.6
Retained Earnings	2,126.1	2,119.3
Funds for Capitalization	10.0	9.5
TOTAL LIABILITIES	**14,991.2**	**14,697.3**


BrasilTelecom

Table 11: Holding Company Balance Sheet (R$ Million)

	Jun/02	Mar/02
CURRENT ASSETS	**444.1**	**494.9**
Cash and Equivalents	216.4	214.8
Recoverable Taxes	129.1	99.6
Ohter Recoverable Amounts	2.8	2.7
Iventory	93.3	174.5
Other	2.4	3.3
LONG TERM ASSETS	**1,874.8**	**1,782.7**
Loans and Financing	1,494.8	1,419.1
Deferred and Recoverable Taxes	239.3	247.6
Other	140.7	116.1
PERMANENT ASSETS	**4,596.3**	**4,578.8**
Investment (Net)	4,586.9	4,571.3
Property, Plant and Equipment (Net)	6.4	7.1
Property, Plant and Equipment (Gross)	56.8	56.8
Accumulated Depreciation	(50.4)	(49.7)
Deffered Assets (Net)	3.0	0.5
TOTAL ASSETS	**6,915.2**	**6,856.5**
CURRENT LIABILITIES	**203.2**	**169.3**
Loans and Financing	24.2	9.6
Suppliers	1.3	0.9
Taxes and Contributions	3.4	3.9
Dividends Payable	155.0	151.3
Salaries and Benefits	1.1	1.8
Consignment for Third Parties	17.5	0.2
Other	0.7	1.5
LONG TERM LIABILITIES	**615.4**	**596.5**
Loans and Financing	583.4	578.6
Other	31.9	17.9
SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION	**6,096.6**	**6,090.8**
Capital Stock	2,257.6	2,257.6
Capital Reserves	385.5	385.5
Profit Reserves	1,309.6	1,309.6
Retained Earnings	2,142.6	2,136.7
Funds for Capitalization	1.3	1.3
TOTAL LIABILITIES	**6,915.2**	**6,856.5**



BrasilTelecom

INDEBTEDNESS

Table 12: Indebtedness (R$ Thousand)

	Currency	Cost	Maturity	% Total	Balance Jun/02
Short Term				**14.0%**	**500,659**
Private Debentures (BTP)	R$	CDI	jul/2006		24,090
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		308,467
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		77,262
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		13,571
BRDE	R$	IGP-M+12.0% p.a.	sep/2006		4,958
Public Debenture	R$	109% CDI	mai/2004		14,529
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		28,774
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		13,133
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		10,260
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		11,935
Suppliers	R$	Lib6 + 11.0% p.a.	nov/2002		474
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		558
Suppliers II	US$	10.25% p.a.	sep/2002		1,687
Suppliers III	US$	1.75% p.a.	feb/2014		228
Suppliers IV	R$	19,56% p.a.	oct/2002		2,550
Suppliers V	R$	12,68% p.a.	jul/2002		3,943
Hedge Adjustmest					(15,758)
Long Term				**86.0%**	**3,070,250**
Private Debentures (BTP)	R$	CDI	jul/2006		582,762
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		1,456,388
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		313,176
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		56,258
BRDE and Others	R$	IGP-M+12.0% p.a.	sep/2006		18,335
Public Debenture	R$	109% CDI	mai/2004		500,000
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		-
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		36,570
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		25,614
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		75,846
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		2,998
Suppliers III	US$	1.75% p.a.	feb/2014		2,304
Total Debt				**100.0%**	**3,570,909**

Debentures Issuance

On May 1, 2002, Brasil Telecom S.A. issued R$500 million non-convertible debentures to finance its investment program. The cost of this debt is equivalent to 109% of the CDI (interbank rate) and its maturity will be on May 1, 2004.

Average cost of the debt

At the end of June, Brasil Telecom Participações' consolidated debt had an **average cost of 14.64% p.a. and an average term of 57 approximately months.**

Net Debt

Brasil Telecom Participações ended June 2002 with a net debt of R$2,813.9 million, compared to R$2,726.9 million at the end of March.

Long term Debt profile

At the end of the second quarter of 2002, 86% of the total debt was allocated in the long term, presenting the following amortization schedule:



BrasilTelecom

Table 13: Amortization Schedule for Long Term Debt

Maturity	% Long Term Debt
2003	10.4
2004	36.5
2005	20.0
2006	21.5
2007 and after	11.6

Debt in Dollar

At the end of June, the dollar denominated debt totaled R$194.1 million, a drop of 23.0% compared to March. As a percentage of total debt, dollar denominated debt represented 5.4% in June, compared to 8.0% at the end of March. Brasil Telecom Participações S.A. had hedged 56.5% of that total debt, being all debts with due term until December 2003 hedged.

Financial Leverage

On June 30, 2002, Brasil Telecom Participações' financial leverage, represented by the Net Debt/Equity ratio **was equivalent to 46.3%.**

INVESTMENTS

Table 14: Investment Breakdown (R$ Million)

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
Network	**910.5**	**268.5**	**224.9**	-16.2%	-75.3%
Access Network	327.7	85.4	10.6	-87.6%	-96.8%
Switching	225.4	60.9	66.0	8.4%	-70.7%
Transmission	160.7	51.2	25.2	-50.8%	-84.3%
Data and Intelligent Network	31.1	40.5	56.4	39.5%	81.5%
Infra-Structure	165.5	30.6	66.6	117.9%	-59.7%
Public Telephony	**37.4**	**7.4**	**2.0**	-73.0%	-94.6%
Expansion Personnel	**29.5**	**27.3**	**25.7**	-5.7%	-12.7%
Information Technology	**11.6**	**64.7**	**88.9**	37.4%	667.3%
Other	**131.6**	**47.7**	**16.0**	-66.5%	-87.8%
Sub-Total With Cash Effects	**1,120.5**	**415.6**	**357.5**	**-14.0%**	**-68.1%**
Expansion Financial Expenses	42.6	21.0	33.4	59.2%	-21.5%
Other Investments with no-Cash Effect	-	-	8.3	N/A	N/A
Total	**1,163.1**	**436.6**	**399.2**	**-8.6%**	**-65.7%**

Investments

The reduction of 65.7% in investments, in the 2Q02 compared to the 2Q01, in line with the achievement of the obligations established in the concession contracts and with the Company's expansion in data communication. **Brasil Telecom Participações invested R$224.9 million in the 2Q02 in the expansion and modernization of the network,** representing 56.3% of the total investment in the quarter.

Investments in Information Technology

The increase of 179% in IT investments during the first six months of 2002, compared to the same period in the previous year, evidences the new approach in IT adopted by Brasil Telecom. **While in the first semester of 2001, the IT investments represented 2.9% of the total investment, for the same period in 2002 the investments in IT represented 18.4% of the total investment.**



BrasilTelecom

CASH FLOW

Table 15: Consolidated Cash Flow (R$ Thousand)

	1Q02	2Q02
OPERATING ACTIVITIES		
(+) **Net Income of the Period**	**71,106**	**122,689**
(+) **Items with no Cash Effects**	**800,212**	**712,350**
Depreciation and Amortization	481,569	490,157
Losses with Accounts Receivable from Services	59,603	58,547
Provision for Doubtful Credits	5,540	3,836
Result from the Write-off of Permanent Assets	13,075	3,512
Minority Interest	21,683	31,373
Other Expenses/Revenues with no Cash Effects	218,742	124,924
(-) **Equity Changes**	**305,393**	**94,066**
(=) **Cash Flow from Operating Activities**	**565,925**	**740,973**
INVESTMENT ACTIVITIES		
Advances to Investment Suppliers	(70,998)	7,268
Financial Investments	718	2,027
Investment Suppliers	152,942	203,773
Funds from Sales of Permanent Assets	(3,717)	(4,868)
Investments in Permanent Assets	415,464	357,554
Other Investment Flows	(10,000)	(9,917)
(=) **Cash Flow from Investment Activities**	**484,408**	**555,836**
FINANCING ACTIVITIES		
Dividens/Interests on Shareholders' Equity paid in the Period	(857)	(156,615)
Loans and Financing	(106,599)	277,994
Loans Obtained	3,733	522,015
Loans Paid	(28,850)	(168,007)
Interest Paid	(81,482)	(76,014)
Increases in Shareholders' Equity	(18)	78
Other Financing Flows	(20,654)	31,437
(=) **Cash Flow from Financing Activities**	**(128,127)**	**152,894**
CASH FLOW OF THE PERIOD	**(46,611)**	**338,031**

Cash Flow in the 2Q02 reached R$338.0 million

In the 2Q02, **Brasil Telecom Participações consolidated operations generated R$741.0 million**, while the **investment activities expended R$555.8 million**, with R$357.6 million being in Permanent Assets. With the issuance of R$500 million in non-convertible debentures, which took place on May 1, 2002, and the R$156.6 million *in dividends and interest on shareholders' equity paid during the* quarter, the **cash flow from the financing activities was of R$152.9 million**, resulting in a **cash flow of R$338.0 million in the 2Q02**. The cash position in the end of June was of R$757.0 million.



BrasilTelecom

CORPORATE GOVERNANCE

Joining Level 1 of Corporate Governance

On May 9, 2002, Brasil Telecom Participações S.A. joined the Level 1 of Corporate Governance of the São Paulo Stock Exchange (Bovespa), becoming part of the group of publicly traded companies which adopt policies valuing the quality and precision of information to the market.

Brasil Telecom Participações S.A. and its subsidiary, Brasil Telecom S.A., were the first companies in the telecommunications sector to join the Corporate Governance practices established by Bovespa.

Manual for the Disclosure and Use of Information and the Trading of Securities

On July 23, 2002, Brasil Telecom Participações S.A. released its *Manual for the Disclosure and Use of Information and for the Trading of Securities.* The Manual broadens the investor relations' policy that the Company already had, and meets the standards set by the CVM (Brazilian SEC) in the Instruction 358. Controlling Shareholders, Directors, Officers and other employees with access to relevant information must sign a term of acceptance of the Manual, whose objective is to guarantee higher standards of conduct and transparency.

The Manual can be divided into two parts. The first, mandatory according to the CVM Instruction 358, defines the policy for disclosing information to the public, and contains the rules for disclosing material facts to the market. The second, optional according to the same Instruction, defines the standards that regulate the trading of shares (or any other security) issued by the Company, by Brasil Telecom's Controlling Shareholders, Directors and Officers.



STOCK MARKET

Change of the trading symbol in Bovespa

As of June 3, 2002, the Brasil Telecom Participações S.A. shares started to be negotiated in Bovespa under new ticker symbols: "BRTP3" for common shares and "BRTP4" for preferred shares. The objective of this change is to simplify the identification of the Company's shares in Brazil.

Table 16: Stock Performance

	Closing Price by Jun/28/02	Performance			
		2Q02	Year	12 months	Since ADR Listing [1]
Common Shares (BRTP3) (in R$/1,000 shares)	14.99	-16.0%	-16.0%	-21.1%	1.58
Preferred Shares (BRTP4) (in R$/1,000 shares)	15.85	-13.9%	-13.0%	-17.9%	0.38
ADR (BRP) (in US$/ADR)	28.31	-29.0%	-30.4%	-32.6%	(0.40)
Ibovespa Index (points)	11,139	-16.0%	-18.0%	-23.5%	39.2%
Itel Index (points) [2]	516	-13.4%	-22.7%	-34.1%	-
IGC Index (points) [3]	984	-10.3%	-2.6%	-3.3%	-
Dow Jones (points)	9,243	-11.2%	-8.8%	-12.0%	2.6%

[1] Since the NYSE listing on November 16, 1998.
[2] Telecommunications Index, created on January of 2002 with a base of 1,000 points for December 30, 1999.
[3] Special Corporate Governance Stock Index.

Graph 11: Stock Performance in the 2Q02 – Bovespa and NYSE
(Base 100 = Mar/28/2002)



Inclusion in the IGC Index

With the adherence of Brasil Telecom Participações to Bovespa's Level 1 of Corporate Governance, **as of May 9, 2002 the Company's shares were included in the Special Corporate Governance Stock Index – IGC.** In the period from May 9th to June 28th, the IGC dropped 6.0% against a drop of 8.0% of the Ibovespa in the same period.



BrasilTelecom

Table 17: Participation in Indexes

	Ibovespa		Itel		IGC	
	jan/apr	may/ago	jan/apr	may/ago	jan/apr	may/ago
Common Shares (BRTP3)	0.816%	0.680%	3.691%	4.260%	-	2.3905%
Preferred Shares (BRTP4)	3.252%	2.929%	13.057%	15.680%	-	8.5368%

Ibovespa Preview On August 1, 2002, Bovespa announced the **1st Ibovespa Preview for the period from September to December 2002,** in which **the Brasil Telecom Participações S.A. common and preferred shares have a participation of 0.613% and 2.752%, respectively,** a drop in relation to the participation in the current breakdown of the theoretical portfolio.

SHAREHOLDER STRUCTURE

Table 18: Shareholders Structure

June	Common Shares	%	Preferred Shares	%	Total	%
Solpart Participações S.A.	70,744,903,659	53.5%	-	0.0%	70,744,903,659	20.1%
ADRs	-	0.0%	124,164,402,000	56.5%	124,164,402,000	35.3%
Others	61,610,612,472	46.5%	95,699,108,944	43.5%	157,309,721,416	44.7%
Total	**132,355,516,131**	**100.0%**	**219,863,510,944**	**100.0%**	**352,219,027,075**	**100.0%**

March	Common Shares	%	Preferred Shares	%	Total	%
Solpart Participações S.A.	67,139,243,975	52.3%	-	0.0%	67,139,243,975	19.3%
ADRs	-	0.0%	118,549,050,732	53.9%	118,549,050,732	34.0%
Others	61,320,634,285	47.7%	101,314,460,212	46.1%	162,635,094,497	46.7%
Total	**128,459,878,260**	**100.0%**	**219,863,510,944**	**100.0%**	**348,323,389,204**	**100.0%**

Capital Increase **The amortization of the privatization goodwill in fiscal year 2001, as a result of the merger of Bluetel Participações S.A., generated a fiscal benefit of R$71.8 million.** Pursuant to article 171 of Law 6,404/76, the right to participate in the related capital increase was assured, by the issuance of **3,895,637,871 common shares, resulting in a dilution of 1,12% over total shares outstanding at the end of 4Q01.** The subscription price was of R$18.42 per 1,000 common shares. Subscription period lasted from March 27, 2002 until April 25, 2002.



BrasilTelecom

RECENT DEVELOPMENTS

Change in Independent Auditor	On July 18, 2002, Brasil Telecom Participações informed the Brazilian Securities Exchange Commission – CVM that, due to the fact Arthur Andersen S/C had ended its activities in Brazil, and as approved by the Board of Directors on June 13, 2002, **as of July 8, 2002, the independent auditor for Brasil Telecom Participações S.A. became KPMG Auditores Independentes.**
Change in Depositary Bank	On Augst 1st, 2002, **change in Depositary Bank of Brasil Telecom Participações' ADR (BRP) became effective.** It changed from The Bank of New York to *Citibank.*
Awards	Brasil Telecom was chosen **by the WorldTELECOM magazine as the outstanding company in the sector of Operators and the best company in the Local Domestic Telecommunications segment for the year of 2001.**

The company was the **winner of the Modern Consumer Award for Excellence in Customer Services**, in the category of 0800 service provider.

Brasil Telecom won **the Quality of Phone Services Award by Anuário Telecom 2002**, chosen as best local operator.

Furthermore, Brasil Telecom received the **2002 Mid-West/East Award from the ABERJE** – Brazilian Association for Company Communication, **in the category Management Report, with the 2001 Annual Reports.**

In the year of 2002 Brasil Telecom's Communication has been recognized seven times as one of the best in the country in advertising. Six advertising campaigns won the **Columnist Award** in Brasília and in Rio de Janeiro, and one was awarded in the **Creation Yearbook of São Paulo.**

Brasil Telecom received **the Citizenship Award by Anuário Telecom 2002**, in the category Art e Culture, for the projects: "Siminina", "Nessa Rua Tem Talento" e "Cor das Ruas".

The Company received the **Title of Outstanding Company in 2001** from the Federation of Associations of Commerce and Industries of the Federal District.

UPCOMING EVENTS

Conference Call: 2Q02 Results
Tel: (1 719) 457-2653
August 12th (Monday)   11:00 a.m. Brasilia Time

2Q02 Results Presentation at Brazilian Analysts Association (RJ)
ABAMEC-RJ Headquarters, at Av. Rio Branco, 103/21º floor
August 19th (Monday)   8:30 a.m. Brasilia Time



CONTACTS AT INVESTOR RELATIONS

Eliana Rodrigues (Manager).... Tel: (55 61) 415-1122...... eliana@brasiltelecom.com.br
Renata Fontes...................... Tel: (55 61) 415-1256...... renatafontes@brasiltelecom.com.br
Shay Chor........................... Tel: (55 61) 415-1291...... shay@brasiltelecom.com.br
Flávia de Oliveira................. Tel: (55 61) 415-1411...... flaviam@brasiltelecom.com.br

CONTACTS AT MEDIA RELATIONS

Maíra Attuch........................ Tel: (55 61) 415-8087...... maira@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: *August 22*, 2002


BRASIL TELECOM PARTICIPAÇÕES S.A.

By: _____

Name: Paulo Pedrão Rio Branco

Title: Financial Executive Officer
